UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of January 2019

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Notice of Failure to Satisfy a Continued Listing Rule

On December 31, 2018, Sequans Communications S.A. (the “Company”) was notified by the New York Stock Exchange (the “NYSE”) that the average closing price of the Company’s American Depositary Shares (“ADSs”) had fallen below $1.00 per share over a period of 30 consecutive trading days, which is the minimum average share price for continued listing on the NYSE under Rule 802.01C of the NYSE Listed Company Manual (the “Listing Rule”).
As required by the NYSE, the Company has notified the NYSE of its intent to cure the deficiency and to return to compliance with the Listing Rule. Under the Listing Rule, the Company has six months following receipt of the notification to regain compliance with the minimum share price requirement. The Company can regain compliance during the six-month cure period if on the last trading day of any calendar month during the period or on the last trading day of the period, the Company’s ADSs have a closing share price of at least $1.00 per share and an average closing share price of at least $1.00 per share over the previous 30 consecutive day trading period. If the Company is unable to regain compliance, the NYSE will initiate procedures to suspend and delist the ADSs.
The NYSE notification has no immediate impact on the listing of the Company’s ADSs, which will continue to be listed and traded on the NYSE during this period, subject to the Company’s compliance with the other listing requirements of the NYSE. The ADSs will continue to trade under the symbol “SQNS,” but will have an added designation of “.BC” to indicate the status of the ADSs as “below compliance.”
On January 15, 2019, as required by the Listing Rule, the Company issued a press release announcing that it had received the notice. A copy of this press release is attached as Exhibit 99.1 to this Report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date:January 15, 2019	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit        Description

99.1        Press release dated January 15, 2019